UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On June 3, 2015 AerCap Holdings N.V. (“AerCap”) issued a press release announcing the pricing of the underwritten secondary offering (the “Offering”) of 71,184,686 of its ordinary shares by American International Group, Inc. (“AIG” or the “Selling Shareholder”) at a price to the public of $49.00 per share. A copy of the press release is attached hereto as Exhibit 99.1

In connection with the Offering, AerCap entered into an underwriting agreement with AIG and Citigroup Global Markets Inc. and Goldman, Sachs & Co., as representatives of the several underwriters named therein.  The above description of the underwriting agreement is qualified by reference to the underwriting agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On June 1, 2015, AerCap Holdings N.V. entered into a share repurchase agreement (the “Share Repurchase Agreement”) among AerCap Global Aviation Trust and other guarantors named therein, the Selling Shareholder and AIG Capital Corporation. Under the terms of the Share Repurchase Agreement, AerCap has agreed with the Selling Shareholder to repurchase $750 million of AerCap’s ordinary shares (the “Share Repurchase”) at a price per share equal to the least of (i) the price per ordinary share paid by the underwriters to the Selling Shareholder in the Offering, (ii) 104% of the last closing price per ordinary share reported on the New York Stock Exchange prior to the public announcement of the Offering and (iii) 110% of the opening price per ordinary share reported on the New York Stock Exchange on the date of the Share Repurchase Agreement.  Consideration for the share repurchase will consist of the issuance of $500 million of 6.50% fixed-to-floating rate junior subordinated notes due 2045 (the “Notes”) to AIG and $250 million of cash on hand. The closing of the Share Repurchase is contingent on the satisfaction of all conditions precedent to the closing of the Offering and certain other customary conditions. AerCap expects the closing of the Share Repurchase to occur immediately prior to the closing of the Offering. The closing of the Offering is not contingent on the closing of the Share Repurchase.  Pursuant to the Share Repurchase Agreement, upon the issuance of the Notes, the amount available to AerCap Ireland Capital Limited, as borrower, under the $1.0 billion five-year unsecured revolving credit facility provided to AerCap by AIG, will be reduced by $500 million.

Upon the closing of the Offering and the Share Repurchase, assuming the exercise in full of the underwriters’ option to purchase additional shares in the Offering, it is expected that the Selling Shareholder will no longer beneficially own any AerCap ordinary shares.

Pursuant to the Share Repurchase Agreement, AerCap Global Aviation Trust (the “Issuer”) will issue to the Selling Shareholder $500 million in aggregate principal amount of the Notes, which will accrue interest at a fixed interest rate of 6.50% per annum up to, but excluding, June 15, 2025, payable semi-annually. The Notes will accrue interest from and including June 15, 2025, up to, but excluding the maturity date or earliest redemption date, at a floating rate based on the three-month LIBOR rate plus 4.30%, reset quarterly, payable quarterly. The Issuer will have certain rights to defer interest payments on the Notes for one or more interest periods for up to five consecutive years per deferral period. Subject to the terms of the indenture governing the Notes, the Issuer may redeem the Notes, in whole or in part, at any time on and after June 15, 2025 at a redemption price of 100% of the principal amount redeemed, plus accrued and unpaid interest thereon. In addition, subject to the terms of the indenture governing the Notes, the Issuer may redeem the Notes, in whole but not in part, (1) upon a “rating agency event” (as defined in the Notes) (generally, a change in the assignment of equity credit to the Notes by any rating agency), at a make-whole redemption price, and (2) in the event that the Issuer may be required to pay additional amounts in respect of certain withholding taxes resulting from a change of law, at a redemption price of 100% of the principal amount redeemed, plus, in each case, accrued and unpaid interest thereon. If we experience a “change of control” followed by a “ratings decline” (each as defined in the Notes) (a “change of control triggering event”), the Notes may be redeemed at the Issuer’s option, in whole but not in part, at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of the redemption. If (i) a change of control triggering event occurs and (ii) the Issuer does not give notice prior to the 31st day following the change of control triggering event to redeem all outstanding Notes, the interest rate per annum of the Notes will increase by 5.00%. The Notes will be guaranteed by AerCap and certain of its subsidiaries.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File Nos. 333-177659 and 333-203113 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release

99.2	Underwriting Agreement, dated June 3, 2015, among AerCap Holdings N.V., American International Group, Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: June 5, 2015

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release

99.2	Underwriting Agreement, dated June 3, 2015, among AerCap Holdings N.V., American International Group, Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co.

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